Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is an article that was published by Protocol on July 11, 2020.

From furloughs to a public listing in four months

The secret is in the SPAC.

By Biz Carson

July 11, 2020

Biz on Biz

What’s so special about SPACs?

In March, online car sales startup Shift was in a precarious position. Its founder and co-CEO George Arison had to cut employees’ pay and furlough many of them as he forecasted a revenue plunge.

●	“There’s no sacred cow in this kind of scenario,” he warned founders at the time. “The sooner you move, the better off you’ll be.”

●	Shift applied for and received a PPP loan to preserve jobs. “That really helped us as well because had that, let’s call it a lifeboat, not been there, we would have been under a much deeper pressure in early April to make changes and would have probably hurt the business more,” Arison said.

●	Then its business started to recover: After a month or two of depressed sales, people wanted to own cars again and, with dealerships largely shut down, Shift saw its online business return to pre-COVID levels, Arison said.

Now Shift has swung from furloughs to going public by the end of the quarter. And that’s thanks to a SPAC.

●	A primer: SPAC stands for “special purpose acquisition company.” These publicly traded companies raise money from investors, which is put in a trust for the specific purpose of finding private companies to buy. The SPAC then uses investors funds to purchase a company and, through a reverse merger, the company becomes publicly listed.

●	As a result, SPACs often sound kind of ridiculous on the surface. In Shift’s case, it’s going public through a reverse merger with Insurance Acquisition Corp. — not how you’d expect to hear about an online car sales company hitting the markets. But “SPACs have totally random names,” Arison points out with a laugh.

●	Going public via a SPAC is gaining popularity, last year hitting the highest levels since 2007. In the last month, lidar startup Velodyne announced it was using a SPAC. Carmaker Fisker is considering a similar deal, following the success of Nikola’s own SPAC listing. Bill Ackman’s SPAC, the largest ever, is specifically going unicorn hunting, while Social Capital’s Chamath Palihapitiya is looking to re-create his success with Virgin Galactic’s debut with his other investment vehicles.

One reason companies like SPACs? They’re often a faster route to going public — something important to a company like Shift that was looking to get a deal done.

●	“The time was so limited that you kind of had to pick the horse you were going to ride and then go in that direction,” Arison said. It would’ve been hard to attract the growth stage venture capital he needed, as capital has tended to go to super-hot unicorns or companies doing exceptionally well during the time of COVID, and Shift wasn’t among them. A direct listing was off the table, too, because Shift is the kind of business that needed cash to continue.

●	Arison thinks Silicon Valley is waking up to them now that there’s a need for growth stage companies to raise capital on a condensed timeline — and the private money just isn’t as available. “Even in Silicon Valley, SPACs are generally unknown as a phenomenon, probably because there’s been so much money coming into the private companies that there has been less of a need to consider going public on a faster timeline,” he said.

●	By choosing a SPAC, Arison got to skip the investor roadshow. But he did run a different kind of roadshow, to educate his existing investors on what a SPAC is and what it would mean for them. He even hired an investor counsel to help field existing investor questions about the deal. (One perk: He’s been able to run the process from home, allowing him to teach his 9-month-old daughter how to say “SPAC.”)

It could also mean a bigger payout for Shift compared to a traditional IPO, Arison said.

●	Adding to an acronym soup, Insurance Acquisition Corp. raised an extra $185 million in commitments in PIPE (private investment in public equity). That’s combined with the over $150 million in the trust already,

●	“There’s potential for over $300 million of proceeds for the business,” Arison said. “And that gives a lot more capital for us to be able to execute our plan.”

If plans stay on track, Shift should be publicly traded by the end of the quarter. Looking back, Arison says it feels more like three years have passed instead of just four months.

●	“It’s such a crazy time that it makes this tough to fully appreciate the magnitude of what this means for us,” he said.

●	And while SPACs may be in vogue, there’s still a dearth of knowledge when it comes to educating tech investors. Now Arison has a new piece of advice for founders: “Be prepared to do a lot of education of your investors and your board, because I think most people in Silicon Valley don’t really know this process at all. For my shareholders, for most of them, it was the first time they had even engaged with a SPAC, let alone done one.”

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Shift Technologies, Inc. and Insurance Acquisition Corp., Insurance Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Insurance Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. Insurance Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Insurance Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Shift Technologies, Inc., Insurance Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to Insurance Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: John M. Butler, President and Chief Executive Officer, Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

Insurance Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Insurance Acquisition Corp. stockholders in connection with the proposed business combination. Insurance Acquisition Corp. stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Insurance Acquisition Corp. in Insurance Acquisition Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Insurance Acquisition Corp. stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Insurance Acquisition Corp. intends to file with the SEC.

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